Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) under the

Securities Exchange Act of 1934

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: April 24, 2015

April 24, 2015
Dear Sprott Physical Trust Unitholders,
As you may be aware, on April 23, 2015, Sprott Asset Management LP (“Sprott”), together with Sprott Physical Gold Trust and Sprott Physical Silver Trust (“the Sprott Physical Trusts”) announced our intention to make exchange offers to acquire all of the outstanding units of Central Gold Fund (“GTU”) and Silver Bullion Trust (“SBT”).  The offerings would allow GTU and SBT unitholders to exchange their units of those products for Units of the Sprott Physical Trusts on a Net Asset Value (“NAV”) for NAV and tax-deferred basis.
The reasons we are doing this is simple – we believe GTU and SBT unitholders will be better served by owning the Sprott Physical Trusts and benefiting from our superior investment platform, best-in-class structure and commitment to continuous marketing and investor engagement.
Since we launched the Sprott Physical Trusts in 2010, they have consistently outperformed both GTU and SBT and functioned as intended by trading near or above the Net Asset Value (“NAV”) of the bullion held in the Trusts. GTU and SBT unitholders, on the other hand, have endured persistent trading discounts over the past two years. We believe this offer will meaningfully reduce the NAV discount impacting their investments.
No action is required of unitholders in the Sprott Physical Trusts, in connection with the proposed offerings. However, if we are successful, we expect that it will increase the asset base of your trusts, leading to enhanced liquidity and lower fixed cost per unit over time.
At Sprott, we take seriously our responsibility to provide our investors with access to ‘best-in-class’ physical bullion vehicles. This includes remaining receptive to unitholder suggestions to improve our products by considering structural changes, such as adding a coin delivery option to make our industry-leading physical redemption feature more accessible to smaller investors.
As always, we appreciate your support and look forward to continuing to provide you with the highest levels of service. If you have any questions regarding the Sprott Physical Trusts or the exchange offer, please call
1 (877) 403-2310 or email bullion@sprott.com
Sincerely,

John Wilson
Chief Executive Officer, Sprott Asset Management
And
Eric Sprott Inc.
Chairman, Sprott Inc.

Sprott intends to formally commence the Exchange Offers as soon as practicable. Full details of each Exchange Offer, and its related consent solicitation, will be set out in a takeover bid circular and accompanying offer documents (collectively, the “Exchange Offer Documents”), which Sprott expects to file with the Canadian securities regulatory authorities. In connection with each Exchange Offer, the applicable Sprott Physical Trust expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which will contain a prospectus relating to the applicable Exchange Offer (each a “Prospectus”), Sprott and Sprott Physical Gold Trust will also file a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the GTU Exchange Offer. This news release is not a substitute for the Exchange Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. Such documents are not currently available, but once available GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE EXCHANGE OFFERS. Materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov.